ENDORSEMENT

403(b) TAX SHELTERED ANNUITY

NOTICE - Please review this endorsement carefully. It contains important information that can affect the tax status of your 403(b) Tax Sheltered Annuity. If you do not comply with the provisions of this Endorsement, you may be subject to adverse tax consequences. You should consult a tax advisor to determine the effect of non-compliance with these provisions.

The annuity contract to which this endorsement is attached is amended as specified below to qualify as a tax-sheltered annuity contract described in Section 403(b) of the Internal Revenue Code of 1986, as amended (the IRC "Code"), and the Federal Tax Regulations thereunder. The contract does not include a designated Roth account within the meaning of Code Section 402A(b). All the provisions of the contract and this endorsement shall be interpreted in accordance with Code Section 403(b) and the Federal Tax Regulations thereunder, and, if applicable, the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of any conflict between the terms of the contract, this endorsement, or any other endorsement or rider attached to the contract, with any applicable Internal Revenue Code sections, the Code will govern.

I.	The Plan, Employer, and Employee

The term "Plan" refers to the plan under Code Section 403(b) that is maintained by the Employer and pursuant to which the contract is issued or, if applicable, the agreement between the Employer and Modem Woodmen of America ("the Society") to provide each other with information described in Section l.403(b)-10(b)(2)(C) of the Federal Tax Regulations.

The term "Employer" refers to the employer described in Code Section 403(b)(l)(A) and the Federal Tax Regulations thereunder that maintains the Plan pursuant to which this contract is issued.

The term "Employee" refers to an employee or former employee of the Employer for whose benefit the Employer maintains the Plan and for whose benefit the contract is issued under the Plan.

II.	Owner and Annuitant

Except as otherwise provided under applicable federal tax law:

1.	The annuitant and owner must be the Employee.

2.	The owner and annuitant may not be changed. This contract may not be sold, assigned, discounted or pledged as collateral or as security for any loan or other obligation except to the Society, is nonforfeitable, and is for the exclusive benefit of the annuitant and the beneficiaries. Specials rules may apply in the case of a transfer under the terms of a qualified domestic relations order, as defined in IRC Section 414(p) (a "QDRO"), or in the case of an intra-plan exchange or plan-to-plan transfer as described in Section IV below.

III.	Premium Payments

The Society shall accept payments under this contract that have been made by an organization described in Section 403(b)(l)(A). The Society will also accept rollover contributions (as permitted by Code Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(l0) and 457(e)(l6). The Society will also accept a non-taxable transfer from another contract qualifying under the Internal Revenue Code Section 403(b). The Society will only accept pre-tax funds.

Except as otherwise permitted by IRC Section 414(u), IRC Section 414(v), or other provisions under the federal tax law for any calendar year, the Society shall not accept elective deferrals that exceed the applicable annual dollar amount under IRC Section 402(g)(l)(B) which is $18,000 for 2015 as adjusted for cost of living pursuant to IRC Section 402(g)(4).

In accordance with IRC Section 414(v) and the regulations thereunder, an annuitant who is age 50 by the end of the calendar year may make an additional catch-up elective deferral. The maximum dollar amount of the age 50 catch-up elective deferral for a year is $6000 for 2015 as adjusted for cost of living pursuant to IRC Section 414(v)(2)(c).

To the extent any elective deferrals exceed the above limits, the Society may distribute amounts equal to such excess, together with any income allocable thereon, to the Employee as permitted by applicable federal tax law.

In addition, contributions must also not exceed the limitations on contributions under IRC Section 415. The Society will not accept any contributions in excess of this limit and will not separately account for any such excess contributions or amounts attributable to any such excess contributions. The Society's liability in this regard shall be limited to the full refund of the excess amount as permitted by applicable federal tax law.

IV.	Plan to Plan Transfers and Intra-Plan Exchanges

Subject to the provisions of the Plan, if permitted, tax-free exchanges within the Plan and plan to plan transfers involving this contract will be allowed to the extent permitted by federal tax law.

Form TSA-EN 12	1

ENDORSEMENT (Continued)

V.	Distribution Restrictions

Except as otherwise provided under federal tax law, a distribution from the contract shall be made only in accordance with the requirements of Code Section 403(b), the Federal Tax Regulations, the Plan, and, if applicable, Section 205 of ERISA. Amounts may be distributed pursuant to a QDRO to the extent permitted by applicable federal tax law.

Elective Deferrals. As required by Code Section 403(b)(11) and Code Section 403(b)(7) and the applicable Federal Tax Regulations thereunder, a distribution permitted under the Plan, if applicable, of Elective Deferrals may not be made from this contract earlier than the earliest of the date on which the Employee:

(a)	separates from the service of the Employer sponsoring this 403(b) Plan,

(b)	dies,

(c)	becomes disabled as defined in IRC Section 72(m)(7),

(d)	attains age 59½,

(e)	incurs a hardship within the meaning of IRC Section 403(b)(11) and the regulations issued thereunder, although such hardship distributions shall be limited to actual salary deferral contributions (excluding earnings thereon) less any prior distributions to Employee;

(f)	requests a qualified reservist distribution meeting the provisions of IRC Section 72(t)(2)(G).

(g)	is obligated pursuant to a Qualified Domestic Relations Order within the meaning of Section 414(p)(l) of the Internal Revenue Code.

(h)	is permitted to take a distribution under IRC Section 414(w)(2); or

(i)	complies with Section IV of this endorsement, if available.

Exchanges and Transfers. Amounts exchanged or transferred to this Contract are subject to distribution restrictions that are not less stringent that those imposed under the contract being exchanged or under the transferor plan, whichever is applicable, in accordance with Section l.403(b)-10(b) of the Income Tax Regulations.

The withdrawal restrictions described above do not apply to Elective Deferrals made to annuity contracts and attributable earnings as of December 31, 1988.

Employer Annuity Contributions. A distribution of employer annuity contributions may be made from this Contract no earlier than upon the earlier of the employee's severance from employment or upon the prior occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or disability, as provided under the Plan. As used in this endorsement, the term "employer annuity contributions" means amounts attributable to contributions made to an annuity contract under Code Section 403(b)(l) that are not made pursuant to a salary reduction agreement.

Employer Custodial Account Contributions. A distribution permitted under the Plan, if applicable, of Employer Custodial Account Contributions may not be paid from the Contract before the Employee (1) separates from service of the Employer sponsoring this 403(b) Plan, (2) dies, (3) becomes disabled (within the meaning of Code Section 72(m)(7)), or (4) attains age 59½. As used in this Endorsement, the term "employer custodial account contributions" means amounts attributable to contributions made to the Contract in a non taxable transfer or in an exchange or plan-to-plan transfer described in Section IV of this Endorsement, that (1) are not made pursuant to a salary reduction agreement, (2) are not employer annuity contributions, and (3) are subject to the distributions restrictions under Code Section 403(b)(7).

Separate accounting for rollovers. To the extent the Society accounts for contributions to this Contract that are eligible rollover distributions described in Section l.403(b)-6(i) and Section l.403(b)(l0(d) of the regulations, such contributions and any earnings thereon are not subject to the withdrawal restrictions of this Section V. The Society is not obligated to separately account for any such amounts.

VI.	Required Distributions Generally

Distribution of the Employee's entire interest in the contract shall be made in accordance with the requirements of the Internal Revenue Code Section 401(a)(9) and 403(b)(10) and the Federal Tax Regulations thereunder, and, if applicable, Section 205 of ERISA, including the requirement that payments to persons other than the Employee are incidental. Such provisions are herein incorporated by reference. Unless deferral is otherwise permitted under applicable regulations, the Employee's entire interest will be distributed or commence to be distributed no later than the required beginning date, over:

(1)	the life of the Employee, or

(2)	the lives of the Employee and the designated beneficiary, or

(3)	a period certain not extending beyond the life expectancy of the Employee, or

(4)	a period certain not extending beyond the joint and last survivor of such Employee and a designated beneficiary.

Form TSA-EN 12	2

ENDORSEMENT (Continued)

Payments must be made in periodic payments at intervals of no longer than one year and must be nonincreasing or they may increase only as provided in Q & As -1, -4, and -14 of Section 1.401(a)(9)-6 of the Federal Tax Regulations. Also, to the extent permitted under the contract, payments may be changed in accordance with Q & A -13 of 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q & A-2 of Section l.40l(a)(9)-6 of the Federal Tax Regulations.

If the Employee's entire interest is to be distributed in other than a lump sum, then the amount to be distributed each year (commencing with the required beginning date and each year thereafter) must be at least equal to the quotient obtained by dividing the annuitant's benefit by the applicable life expectancy.

For calendar years beginning before January 1, 1989, if the Employee's spouse is not the designated beneficiary the method of distribution selected must assure that at least 50% of the present value of the amount available for distribution is paid within the life expectancy of the owner.

For calendar years beginning after December 31, 1988, the amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year shall not be less than the quotient obtained by dividing the Employee's benefit by the lesser of (1) the applicable life expectancy or (2) if the Employee's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the Federal Tax Regulations. Distributions after the death of the Employee shall be calculated using the applicable life expectancy as the relevant divisor without regard to regulations Section 1.401(a)(9)-2.

VII.	Required Beginning Date

The entire interest of the annuitant for whose benefit this contract is maintained will commence to be distributed not later than the "required beginning date."

The required beginning date for purposes of Section 403(b)(10) is April 1 of the calendar year following the later of the calendar year in which the Employee attains age 70½ or the calendar year in which the Employee retires from employment with the employer maintaining the plan. (unless the Employee is a 5-percent owner of the Employer within the meaning of Section l.401(a)(9)-2, Q&A- 2(c), of the regulations and the plan is not part of a governmental plan or a church plan).

Distributions commencing at the required beginning date will be distributed in accordance with the provisions of Section VII.

VIII.	Distribution after Employee's Death

If the Employee dies before the entire interest in this contract is distributed, the following distribution provisions shall apply:

(a)	Death on or After Required Distributions Commence. If the Employee dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed at least as rapidly as under the distribution method in effect at the time of death.

(b)	Death Before Required Distributions Commence. If the Employee dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

(1)	If the designated beneficiary is someone other than the Employee's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Employee's death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Employee's death, or, if elected, in accordance with paragraph (b) (3) below.

(2)	If the Employee's sole designated beneficiary is the Employee's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Employee's death (or by the end of the calendar year in which the Employee would have attained age 70½, if later), over such spouse's life, or, if elected, in accordance with paragraph (b)(3) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(3) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

(3)	If there is no designated beneficiary, or if applicable by operation of paragraph (b)(l) or (b)(2) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Employee's death (or of the spouse's death in the case of the surviving spouse's death before distributions are required to begin under paragraph (b)(2) above.)

Form TSA-EN 12	3

ENDORSEMENT (Continued)

(4)	Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Federal Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse's remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse's age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary's age in the year specified in paragraph (b)(l) or (b)(2) and reduced by 1 for each subsequent year. If benefits under the contract are payable in accordance with an annuity option provided under the contract, life expectancy shall not be recalculated.

(c)	The Interest in this annuity contract includes the amount of any outstanding rollover and transfer and the actuarial value of any other benefits provided under the annuity such as guaranteed death benefits.

(d)	For purposes of paragraphs (a) and (b) above, required distributions are considered to commence on the individual's required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (b)(2) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis under an annuity contract meeting the requirements of Section l.401(a)(9)-6 of the Federal Tax Regulations, then required distributions are considered to commence on the annuity starting date.

IX.	Direct Rollovers

Except as otherwise provided under applicable federal tax law, a distributee may elect, at the time and in the manner prescribed by the Society, to have any portion of an eligible rollover distribution as defined in IRC Section 402(c)(4) paid directly to an eligible retirement plan as defined in IRC Section 402(c)(8)(B) specified by the distributee as a direct rollover.

An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include:

l.	any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint life expectancies of the distributee and the distributee's designated beneficiary;

2.	any distribution made for a specified period often years or more;

3.	any required distribution under IRC Sections 403(b)(I0) and 40l(a)(9);

4.	the portion of any distribution that is not includible in gross income. To the extent permitted by federal tax law, a portion of a distribution shall not fail to be an eligible rollover distribution merely because the portion consists of after-tax employee contributions which are not includible in gross income. However, such after-tax portion may be transferred only to an eligible retirement plan that is permitted by law to accept such contributions. If required by law, the receiving plan must agree to account for amounts so transferred separately, including separately accounting for the portion of the distribution which is includible in gross income and the portion of the distribution which is not so includible;

5.	any amount that is distributed on account of hardship; or

6.	any other amounts designated in published federal income tax regulations.

An eligible retirement plan is a plan described in IRC Sections 40l(a), 403(a), 408(b), 408(a), 403(b) and 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state which separately accounts for amounts transferred into such plan from this Contract and that accepts the distributee' s eligible rollover distribution. The definition of an eligible retirement plan shall apply in the case of an eligible rollover distribution to a surviving spouse or to a spouse or former spouse who is the alternate payee under a QDRO.

A direct rollover is a payment by the plan administrator or the Society to the eligible retirement plan specified by the distributee.

If the distributee does not elect to have an eligible rollover distribution paid directly to an eligible retirement plan in a direct rollover, the eligible rollover distribution may be subject to mandatory income tax withholding.

X.	Coordination with the Plan.

Except to the extent that this Contract is exempt from the written plan requirement under Section l.403(b) of the Income Tax Regulations, the Contract is subject to the terms of the Plan, provided that the terms of the Plan do not expand the terms of this Contract and do not impose any responsibilities or duties on the Society greater than those set forth in this Contract. For example, any terms of this Contract permitting distributions in the case of hardship do not apply if the Plan does not permit distributions in the case of hardship.

Form TSA-EN 12	4

ENDORSEMENT (Continued)

Federal law may require the Employer to share information with the Society that is necessary for the Society to administer this Contract in accordance with the terms of the Plan and the Internal Revenue Code. If the Society does not receive such information from the Employer in the form and manner the Society deems acceptable, the Society will administer this Contract in the manner it deems appropriate. In some cases, this could mean that the Society has no responsibility to make any distribution from this Contract before the Society receives the information it requires from the Employer.

Federal tax law also may require the Society to share information regarding this Contract that the Employer may reasonably request in order to ensure compliance with the terms of the Plan and the Internal Revenue Code. The Society will share such information as required by federal tax law and any agreement between the Society and the Employer.

The employer may identify a delegate to provide or receive the information described above.

XI. Miscellaneous Provisions

A.	Effective Date. The effective date of this endorsement is the effective date of this Contract. However, if the Contract was issued with another endorsement designed to modify this Contract to qualify as an annuity contract described in Code Section 403(b), this endorsement replaces that other endorsement effective January 1, 2009.

B.	Unisex Rates. The method of calculating contributions and benefits under this contract are to be based on unisex rates. Any reference to sex and gender (with regards to rates and benefits) in this Contract are deleted.

C.	Automatic Rollovers. If the Plan provides for a mandatory distribution described in Code Section 401(a)(3l)(B)(ii), and such a mandatory distribution of $1,000 or more is made on or after March 28, 2005, and if the Employee does not properly elect to have such distribution paid directly to an eligible retirement plan specified by the Employee in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover and instruct the Society to process the rollover.

For the purpose of determining whether a participant's account balance is greater than $1,000, the portion of the participant's account attributable to any rollover contribution, including an eligible rollover distribution from a designated Roth account, is included.

D.	Code Section 403(c). If this contract is not treated for federal tax purposes as an annuity contract under Internal Revenue Code Section 403(b), this contract will be treated as an annuity contract described in Code Section 403(c), this Contract and endorsements attached to this contract will be interpreted in accordance with Code Section 403(c), and the entire interest in this contract will be distributed in accordance with the requirements of Code Section 72(s).

E.	Death Benefits under Qualified Active Military Service. To the extent required under Code Sections 403(b)(14) and 401(a)(37), in the case of an Employee who dies while performing qualified military services (as defined in Code Section 414(u)), the survivors of the Employee are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the Employee resumed and then terminated employment on account of death.

F.	ERISA. If this Contract is being maintained pursuant to a Plan that is subject to the requirements of Title 1 of ERISA, the Employer is solely responsible for assuring that the Plan complies at all times with such requirements, including that all distributions, consents, and elections under this Contract comply with the requirements of Section 205 of ERISA. The Society shall be under no duty to determine whether a plan constitutes an employee benefit plan that is subject to Title 1 of ERISA and shall be fully entitled to rely on the Employer's or Plan Administrator's representation of the Plan's ERISA status.

This contract may be unilaterally amended by the Society as to conform to the requirements of the Internal Revenue Code, Treasury Regulations, or published Revenue Rulings. Further amendments may be made upon consent of the Employee. The above changes shall be binding on any person who shall have or claim any interest under the Contract. A copy of any amendment by the Society will be furnished to the Employee.

MODERN WOODMEN OF AMERICA
National Secretary	ROCK ISLAND, ILLINOIS 61201	President

Form TSA-EN 12	5